UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO.)

HAWAIIAN TELCOM HOLDCO, INC.
_____________________________________________
(Name of Issuer)

Common Shares
__________________________
(Title of Class of Securities)

420031106
______________________________________________
(CUSIP Number)

December 31, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 420031106		13G
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	WEXFORD SPECTRUM INVESTORS LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	561,953
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	561,953
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	561,953

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	5.54%
12		TYPE OF REPORTING PERSON	OO

CUSIP NO. 420031106		13G
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	WEXFORD SPECTRUM TRADING LIMITED
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	113,398
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	113,398
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON *includes 113,398 currently exercisable warrants to acquire 113,398 shares of common stock	113,398*

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	1.11%
12		TYPE OF REPORTING PERSON	CO

CUSIP NO. 420031106		13G
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	DEBELLO INVESTORS LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	146,924
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	146,924
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON *includes 23,223 currently exercisable warrants to acquire 23,223 shares of common stock	146,924*

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	1.45%
12		TYPE OF REPORTING PERSON	OO

CUSIP NO. 420031106		13G
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	WEXFORD CAPITAL LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	822,275
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	822,275
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON *includes 136,621 currently exercisable warrants to acquire 136,621 shares of common stock	822,275*

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	8.01%
12		TYPE OF REPORTING PERSON	PN

CUSIP NO. 420031106		13G
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	WEXFORD GP LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	822,275
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	822,275
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON *includes 136,621 currently exercisable warrants to acquire 136,621 shares of common stock	822,275*

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	8.01%
12		TYPE OF REPORTING PERSON	OO

CUSIP NO. 420031106		13G
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	CHARLES E. DAVIDSON
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	822,275
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	822,275
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON *includes 136,621 currently exercisable warrants to acquire 136,621 shares of common stock	822,275*

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	8.01%
12		TYPE OF REPORTING PERSON	IN

CUSIP NO. 420031106		13G
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	JOSEPH M. JACOBS
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	822,275
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	822,275
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON *includes 136,621 currently exercisable warrants to acquire 136,621 shares of common stock	822,275*

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	8.01%
12		TYPE OF REPORTING PERSON	IN

The Reporting Persons named in Item 2 below are herby jointly filing this Schedule 13G (this “Statement”) because due to certain affiliates and relationships among the Reporting Persons, such Reporting Persons may be deemed to beneficially own the same securities directly acquired from the Issuer named in Item 1 below by one of the  Reporting Persons.  In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the reporting persons named in Item 2 below have executed a written agreement relating to the joint filing of this Schedule 13G (the “Joint Filing Agreement”), a copy of which is annexed hereto as Exhibit I.

Item 1.

(a)	Name of Issuer:

HAWAIIAN TELCOM HOLDCO, INC.

(b)	Address of Issuer’s Principal Executive Offices:

1177 Bishop Street
Honolulu, Hawaii 96813

Item 2.

(a)	Name of Persons Filing (collectively, the “Reporting Persons”):

(i)	Wexford Spectrum Investors LLC
(ii)	Wexford Spectrum Trading Limited
(iii)	Debello Investors LLC
(iv)	Wexford Capital LP
(v)	Wexford GP LLC
(vi)	Charles E. Davidson
(vii)	Joseph M. Jacobs

(b)	Address of Principal Business Office, or, if none, Residence of Reporting Persons:

c/o Wexford Capital LP
411 West Putnam Avenue
Greenwich, Connecticut 06830

(c)	Citizenship:

(i)	Wexford Spectrum Investors LLC – Delaware
(ii)	Wexford Spectrum Trading Limited – Cayman Islands
(iii)	Debello Investors LLC – Delaware
(iv)	Wexford Capital LP – Delaware
(v)	Wexford Catalyst Investors LLC - Delaware
(vi)	Charles E. Davidson - United States
(vii)	Joseph M. Jacobs - United States

(d)	Title of Class of Securities:

common stock, par value $0.01 per share

(e)	CUSIP Number:

420031106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: N/A

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Pursuant to that certain Plan of Reorganization (the “Plan”) of Hawaiian Telcom Holdco, Inc., and its affiliates (collectively, the “Company”) all of the outstanding shares of common stock of the Company were cancelled on October 28, 2010 and 10 million shares of new common stock (the “Common Stock”) were issued to the holders of senior secured claims with additional shares being issued to certain holders of unsecured claims.

In accordance with the Plan, (a) Debello Investors LLC (“Debello”) and Wexford Spectrum Investors LLC (“WSI”) received in exchange for $42,081,825.42 of senior debt claims held by them an aggregate of (i) 685,654 shares of Common Stock; and (ii) new bank debt of the post bankruptcy Company; and (b) Debello and Wexford Spectrum Trading Limited (“WST”) received an aggregate of 136,621 Warrants (as defined below) in exchange for $32,276,000.00 of the Company’s pre-bankruptcy bonds. The Warrants are each currently exercisable for the purchase of one share of Common Stock, at a strike price of $14.00 with an expiration date of 10/28/2015 (the “Warrants”).

Set forth below is the aggregate number of shares and percentage of common stock identified in Item 1 beneficially owned by the Reporting Persons (which number includes the shares of Common Stock issuable upon the exercise of the Warrants). Information set forth below is on the basis of 10,135,063 shares of Common Stock issued and outstanding as reported in the Issuer Form 10 filed on December 10, 2010 with the Securities and Exchange Commission.

(i)        Wexford Spectrum Investors LLC:
(a)         Amount beneficially owned:  561,953
(b)         Percent of class:  5.54%
(c)         Number of shares as to which the person has:
(i)           Sole power to vote or to direct the vote: 0
(ii)           Shared power to vote or to direct the vote: 561,953
(iii)           Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 561,953

(ii)         Wexford Spectrum Trading Limited:
(a)         Amount beneficially owned:  113,398
(b)         Percent of class:  1.11%
(c)         Number of shares as to which the person has:
(i)           Sole power to vote or to direct the vote: 0
(ii)           Shared power to vote or to direct the vote: 113,398
(iii)           Sole power to dispose or to direct the disposition of: 0
(iv)           Shared power to dispose or to direct the disposition of: 113,398

(iii)        Debello Investors LLC:
(a)         Amount beneficially owned:  146,924
(b)         Percent of class:  1.45%
(c)         Number of shares as to which the person has:
(i)           Sole power to vote or to direct the vote: 0
(ii)           Shared power to vote or to direct the vote: 146,924
(iii)           Sole power to dispose or to direct the disposition of: 0
(iv)           Shared power to dispose or to direct the disposition of: 146,924

(iv)         Wexford Capital LP:
(a)         Amount beneficially owned:  822,275
(b)         Percent of class:  8.01%
(c)         Number of shares as to which the person has:
(i)           Sole power to vote or to direct the vote: 0
(ii)           Shared power to vote or to direct the vote: 822,275
(iii)           Sole power to dispose or to direct the disposition of: 0
(iv)           Shared power to dispose or to direct the disposition of: 822,275

(v)        Wexford GP LLC:
(a)         Amount beneficially owned:  822,275
(b)         Percent of class:  8.01%
(c)         Number of shares as to which the person has:
(i)           Sole power to vote or to direct the vote: 0
(ii)           Shared power to vote or to direct the vote: 822,275
(iii)           Sole power to dispose or to direct the disposition of: 0
(iv)           Shared power to dispose or to direct the disposition of: 822,275

(vi)        Charles E. Davidson:
(a)         Amount beneficially owned:  822,275
(b)         Percent of class:  8.01%
(c)         Number of shares as to which the person has:
(i)           Sole power to vote or to direct the vote: 0
(ii)           Shared power to vote or to direct the vote:  822,275
(iii)           Sole power to dispose or to direct the disposition of:  0
(iv)	Shared power to dispose or to direct the disposition of: 822,275

(vii)        Joseph M. Jacobs:
(a)         Amount beneficially owned:  822,275
(b)         Percent of class:  8.01%
(c)         Number of shares as to which the person has:
(i)           Sole power to vote or to direct the vote: 0
(ii)           Shared power to vote or to direct the vote:  822,275
(iii)           Sole power to dispose or to direct the disposition of:  0
(iv)           Shared power to dispose or to direct the disposition of:  822,275

Wexford Capital LP (“Wexford Capital”) may, by reason of its status as manager or investment advisor of Debello, WST and WSI (together, the “Wexford Entities”), be deemed to own beneficially the securities which the Wexford Entities have beneficial ownership. Wexford GP LLC (“Wexford GP”) may, as the General Partner of Wexford Capital, be deemed to own beneficially the securities which the Wexford Entities have beneficial ownership. Each of Charles E. Davidson (“Davidson”) and Joseph M. Jacobs (“Jacobs”) may, by reason of his status as a controlling person of Wexford GP, be deemed to own beneficially the securities which the Wexford Entities have beneficial ownership. Each of Wexford Capital, Wexford GP, Davidson and Jacobs shares the power to vote and to dispose of the securities beneficially owned by the Wexford Entities.  Each of Wexford Capital, Wexford GP, Davidson and Jacobs disclaims beneficial ownership of the securities owned by the Wexford Entities and this report shall not be deemed as an admission that they are the beneficial owner of such securities except, in the case of Davidson and Jacobs, to the extent of their respective interests in each member/shareholder of the Wexford Entities.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person N/A.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company N/A

Item 8.	Identification and Classification of Members of the Group N/A

Item 9.	Notice of Dissolution of Group N/A

Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2010	Company Name
WEXFORD SPECTRUM INVESTORS LLC

	By:	/s/ Arthur H. Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

DEBELLO INVESTORS LLC

	By:	/s/ Arthur H. Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

WEXFORD SPECTRUM TRADING LIMITED

	By:	/s/ Arthur H. Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

WEXFORD CAPITAL LP

	By:	/s/ Arthur H. Amron
	Name:	Arthur H. Amron
	Title:	Partner and Secretary

WEXFORD GP LLC

	By:	/s/ Arthur H. Amron
	Name:	Name Arthur H. Amron
	Title:	Vice President and Assistant Secretary

/s/ Joseph M. Jacobs
JOSEPH M. JACOBS

/s/ Charles E. Davidson
CHARLES E. DAVIDSON

 Exhibit 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1)(iii) of the Securities Exchange Act of 1934, each of the undersigned agrees that a single joint Schedule 13G and any amendments thereto may be filed on behalf of each of the undersigned with respect to the securities held by each of them in Hawaiian Telcom Holdco, Inc.

Date: February 11, 2010	Company Name
WEXFORD SPECTRUM INVESTORS LLC

	By:	/s/ Arthur H. Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

DEBELLO INVESTORS LLC

	By:	/s/ Arthur H. Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

WEXFORD SPECTRUM TRADING LIMITED

	By:	/s/ Arthur H. Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

WEXFORD CAPITAL LP

	By:	/s/ Arthur H. Amron
	Name:	Arthur H. Amron
	Title:	Partner and Secretary

WEXFORD GP LLC

	By:	/s/ Arthur H. Amron
	Name:	Name Arthur H. Amron
	Title:	Vice President and Assistant Secretary

/s/ Joseph M. Jacobs
JOSEPH M. JACOBS

/s/ Charles E. Davidson
CHARLES E. DAVIDSON